UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

Publicly Held Company

CNPJ/ME No. 50.746.577/0001‑15

NIRE 35.300.177.045 | CVM Code 01983‑6

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), further to the Notice to the Market disclosed on January 16, 2026, advances another step in its liability management process, as provided for in the documentation of the public offerings carried out in 2025, focused on reducing indebtedness and financial costs, and also improving its capital structure.

In this context, its wholly owned subsidiary, Cosan Luxembourg S.A., is fully redeeming the senior notes due June 2030 (“Bond 2030”) and the senior notes due January 2031 (“Bond 2031”), with the principal amount of Bond 2030 totaling US$269,334,000.00 and Bond 2031 totaling US$300,000,000.00.

With this redemption, Cosan has communicated total debt repayment of approximately R$6.2 billion to the date and will keep its shareholders and the market in general informed about the next steps of this process.

São Paulo, February 02, 2026

Rafael Bergman
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 02, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer